
sasol

REMUNERATION REPORT

for the year ended 30 June 2025

We are committed to ensuring that our Remuneration Policy is aligned with our Purpose and that the outcome thereof supports performance in terms of our People, Planet and Profit targets.

This report contains four parts:

PART I: REMUNERATION AT A GLANCE

Our Remuneration Policy

Our Remuneration Policy (The Policy) is strategically aligned with Sasol's overarching goals and priorities. It is designed to foster a high-performing, sustainable, and values-driven culture, which remains a fundamental objective for our organisation.

The policy aims to achieve a delicate balance amongst cost containment, risk management, and value creation for our stakeholders. By establishing appropriate and market-aligned reward structures, we seek to incentivise performance while ensuring the long-term sustainability and competitiveness of the organisation.

High-Performing, Sustainable, Values-driven Culture

- **FIXED PAY AND BENEFITS** – Market-aligned
- **SHORT-TERM INCENTIVES** – Performance-linked with values focus
- **LONG-TERM INCENTIVES** – Long-term value creation and talent retention

Our remuneration architecture is designed to align performance with purpose – ensuring people are rewarded fairly, are inspired to deliver, and empowered to build long-term value.

Remuneration Policy Summary for FY25: Group Executive Committee

	Market Position	Benchmarking	Salary increase principles
TGP or Base Salary	Positioned at 50th percentile of the market	Remchannel (SA) KornFerry (international) and publicly disclosed remuneration data from Peer Group	Based on CPI, affordability and market positioning

	KPIs and Weightings	Modifier	Affordability cost threshold
Short-Term Incentives (FY25)	Group Financial KPIs 56% Group ESG KPIs 24% Personal KPIs 20%	Fatality Penalty	Free Cash Flow

	KPIs and Weightings	Vesting Period	
Long-Term Incentives (FY23)	ROIC 40% ESG 25% rTSR 35%	Performance shares: 65% with split vesting period 50% after 3 years and 50% after 5 years	Restricted shares: 35% with a 5 year vesting period

Remuneration Principles

Our Remuneration Policy is built upon core principles designed to support our balanced and integrated Employee Value Proposition, ensure equitable practices, and align employee incentive targets with the strategic priorities of Sasol. These principles include:

1 **Balanced Remuneration** We benchmark remuneration to the market median, with a distribution around the median informed by individual performance and the scarcity of critical skills. Pay mix varies by role type and is aligned with local market practices.

2 **Fairness and Transparency** Our reward processes are clearly communicated, consistently applied, and grounded in equity and fairness. We do not tolerate any form of unfair discrimination. Annual pay gap analyses are conducted to ensure ongoing fairness.

3 **Living Wage Commitment** Entry-level salaries exceed generally accepted living wage benchmarks and, in most locations, surpass negotiated minimums. This is further supported by employer-subsidised benefits at lower levels of the organisation.

4 **Shareholder Alignment** Executive remuneration outcomes are closely aligned with shareholder interests, ensuring a strong link between performance and value creation.


Reward:
A key component of My Employee Value Proposition

5 **Self-Funded Incentive plan design** Incentive plans reward group and individual performance and are designed to support Sasol's sustainability over the short, medium, and long term. Incentive payments are subject to an affordability test, ensuring sufficient positive free cash flow before payouts are made.

6 **Risk Mitigation** Robust governance and approval processes are in place to manage remuneration-related risks and ensure sound decision-making.

7 **Holistic Total Reward** We offer a comprehensive mix of monetary and non-monetary rewards, integrated into our broader employee value proposition. This includes benefits, development opportunities, and a positive work environment that supports employee wellbeing and engagement.

Committee Oversight The Committee is authorised to intervene in situations through the application of discretion where formulaic variable pay plan outcomes appear inappropriate, are not aligned with business performance, or have been unduly influenced by factors outside of management's control.

FY25 Remuneration Policy Enhancements

In FY25, changes were implemented to the Remuneration Policy to further align with our strategic objectives:

Short-term incentive (STI) Formulae Modification – In support of driving business performance in a One Sasol Way, the weighting of the Group score in the STI calculation for our management and leadership cadre, was increased from 50% to 80% with 20% allocated to individual performance objectives.

'My Incentive Plan' – To enable employees below supervisory levels, to have greater line of sight to their earned short-term incentive, a differentiated short-term incentive plan was designed and implemented. A portion of the annual on-target incentive amount, is allocated to safe production volumes. The balance incentive amount was linked to the Group STI Scorecard.

The Mining Production Bonus Plan – This was redesigned to integrate safety into the production targets, as opposed to being calculated separately.

PART I: REMUNERATION AT A GLANCE continued

Shareholder feedback

We are grateful for the constructive feedback from our shareholders on our Remuneration Policy and Remuneration Implementation Report, and their ongoing support.

Non-binding advisory votes in support of the Remuneration Policy and Remuneration Implementation Report at the 2024 AGM.

	REMUNERATION POLICY	IMPLEMENTATION REPORT
2024	83,10%	93,47%
2023	84,67%	89,42%
2022	92,92%	94,89%

In the event that at least 25% of the voting rights exercised are against the Remuneration Policy or Implementation Report at the annual general meeting (AGM), the Board invites dissenting shareholders to engage with Sasol after such AGM.

The Committee has taken note of the reduction in support of the Policy and has taken steps to obtain feedback from institutional investors, which feedback is duly considered by the Committee.



Remuneration outcomes against target

Executive Management 2025 remuneration mix


Annual TGP/Base Salary
STI
LTI
Rm
CEO threshold 100%
CEO 2025 actual 55% 43% 2%
CEO target 27% 32% 41%
CEO max 19% 33% 48%
CFO threshold 100%
CFO 2025 actual 61% 35% 4%
CFO target 32% 29% 39%
CFO max 21% 29% 50%
GEC threshold 100%
GEC 2025 actual 62% 27% 11%
GEC target 35% 26% 39%
GEC max 25% 28% 47%

Remuneration mix

These graphs illustrate the threshold, target, and potential maximum earnings at stretch level in terms of the different parts of the pay mix approved by the Committee for members of our group executive committee who are either Prescribed Officers or Executive Directors.

In addition, the outcome against the targets set for the year under review, is included.

The quantum and mix between guaranteed and variable pay components were again evaluated as part of the annual policy review process.

PART I: REMUNERATION AT A GLANCE continued

REMUNERATION POLICY SUMMARY

The following tables provide summarised information pertaining to the different pay components of our Remuneration Policy:

Component	Strategic intent/design principles
FIXED PAY AND BENEFITS	• Attraction and retention of employees. • Internal equity and external sector-competitiveness. • Recognition of experience, competence and performance which informs a distribution around the market median. • Benefits are designed to be geographically and role-appropriate. Employees are expected to participate in private or state provided health insurance plans which in some cases are enhanced through top-up plans. Health insurance costs for lower level employees are subsidised through employer contributions. All our employees can participate in a retirement and risk fund which in all cases include an employer contribution.
SHORT-TERM INCENTIVES	• Promote value creation through safe and sustainable performance informed by financial and non-financial key priorities measured at group and individual levels. • Fatality penalties are applied on short-term incentive outcomes.
LONG-TERM INCENTIVES	• Attraction and retention of senior employees and employees with scarce skills and/or critical roles. • Alignment with shareholders' long-term value creation. • Vesting periods support retention efforts and longer-term decision making. • Vesting conditions include a combination of time and performance criteria. • Minimum shareholding and post-cessation shareholding requirements for Executive Directors and Prescribed Officers promote long-term decision making.

Component	Eligibility and frequency of payment/settlement
FIXED PAY AND BENEFITS	• All permanent and non-permanent employees are paid on a monthly basis except in the USA where payments are made bi-weekly in line with market practice.
SHORT-TERM INCENTIVES[1]	• Permanent employees excluding some mining employees and operations employees, who below supervisory level participate in the My Incentive Plan, participate in an annual short-term incentive plan. Subject to approval, payments are processed in September. • In Mining (surface and underground), for non-managerial employees, we have a safe production bonus plan in place. Subject to meeting targets, payments are processed monthly.
LONG-TERM INCENTIVES[1]	• Annual awards are made for employees in senior management and leadership roles. • Quarterly awards are made in cases of new appointments or promotions to eligible levels. • Dividend equivalents are awarded at the vesting date(s) to the extent that vesting targets have been achieved.

Minimum shareholding requirement (MSR) % of annual pensionable remuneration (at time of appointment)

- President and CEO: 300%.
- Group Chief Financial Officer: 200%.
- Other Executive Directors and Prescribed Officers: 100%.
- Vested LTIs to be retained (after settlement of taxes), and not sold, until the MSR is achieved.
- 18-months post-cessation shareholding requirements are in place. The final MSR has to be retained for 12 months and 50% for a further 6 months thereafter.

Remuneration outcomes ❯ FY25

The following detail provides a snapshot of the outcomes of pay decisions which were taken by the Committee:

Component	Pay outcomes ❯ FY25
FIXED PAY AND BENEFITS	• **Employees not included in collective bargaining units.** • Annual salary increases granted were below inflation (October 2024) SA: 3,00%; US: 2,00%, Germany: 2,00%. • **Employees covered by collective bargaining/co-determination agreements.** • Increases in most jurisdictions are determined under multi-year agreements which either come to an end in FY25 or in FY26. • SA: average 6,5%; Germany: 2% in September 2024 and 4,85% in April 2025; Italy: 1,0% in four tranches; Mozambique: 5,6%. Implementation dates vary according to agreements.

SHORT-TERM INCENTIVES[1]	• For senior leaders (239 at year-end), the STI is calculated as follows:
	  • TGP or Base Salary x Target Incentive % x (Group 80% + IPF[2] 20%) less fatality penalty (CEO modifier may be applied to the Group Score).
	  • For all other employees, the STI is calculated as follows:
	  • TGP or Base Salary x Target Incentive % x Group STI% x IPF[2] % less fatality penalty.
	• The following percentages reflect the FY25 Group STI outcome:
	  • Members of the GEC: 54,5% (out of 100%).
	  • Rest of participants between 54,5% and 56,5% depending on the role category and entity in which employees are employed (out of 100%).

LONG-TERM INCENTIVES[1]	• 50% of the performance LTIs granted in FY23, subject to corporate performance targets (CPTs) will vest for the GEC at 83,93% in FY26 calculated over the performance period 1 July 2022 – 30 June 2025. • The remaining 50% of the LTIs granted will vest in FY28 subject to continued employment.

[1] Malus and Clawback Policy and Executive Compensation Recovery Policy apply to all variable pay awards.
[2] IPF – Individual Performance Factor.

PART II: REMUNERATION COMMITTEE CHAIRMAN'S BACKGROUND STATEMENT



Dr. Martina Flöel | Chairman of Remuneration Committee

"I am pleased to present the Remuneration Report for the financial year ended 30 June 2025. This year has been pivotal in aligning our remuneration with Sasol's evolving strategic objectives in the context of a dynamic global landscape."

KEY MESSAGES

- Close alignments to group strategic priorities and shareholder value creation
- Recognition for performance at Group, Business Unit and individual levels
- Review of the peer group to ensure ongoing relevance
- Retention of key and critical staff in the context of strict cost management

Dear stakeholders

FY25 has been a pivotal year for Sasol. *Internal and external* realities provided strategic input for a compelling plan presented at the Capital Markets Day, to strengthen, grow and transform the business, underpinned by a robust financial framework. The Committee extensively considered these commitments during our deliberations in the past year.

The Remuneration Committee remains committed to ensuring that our reward structures support Sasol's journey, incentivise delivery against both near-term and longer-term priorities and consider shareholder expectations.

The end of FY24 saw the finalisation of a new Group Executive structure and over the past 15 months, we appointed a new CEO, CFO and four new group executive committee members. Only three members of our current group executive structure were in their positions prior to 1 April 2024 and early in FY26, two of them will retire. With one external appointment, four group executive committee members were promoted from within our organisation.

In addition to a thorough review of the remuneration policy, the Committee also considered and approved competitive remuneration structures for the newly appointed group executives during this year.

Shareholder feedback and engagement

We are always grateful for the support that we receive from our investors. The vast majority supported our remuneration policy and implementation report at the 2024 annual general meeting.

Of the shareholders who voted, 83,10% voted in favour of our remuneration policy and 93,47% voted in favour of our implementation report.

Consistent with past practice in June 2024, in preparation for FY25, we met with our large institutional investors to share our policy parameters and listen to their concerns.

Shareholder feedback was duly considered by the Committee and incorporated into the FY25 remuneration plans where it aligned with our remuneration strategy and improved the alignment between executive remuneration and long-term shareholder value creation.



PART II: REMUNERATION COMMITTEE CHAIRMAN'S BACKGROUND STATEMENT continued

The following changes were introduced during FY25 into our remuneration plans:

- The formula for the calculation of short-term incentives for members of the group executive committee and leadership role categories was amended to include a larger weighting in respect of Group Performance (from 50% to 80%) balanced with Individual Performance at 20%, compared to 50% previously.
- In addition, the group and individual performance outcomes are now added together (80% + 20%) reducing the maximum short-term incentive potential.
- Long-term incentive targets now incorporate a commitment to sustainably reducing our net debt in US dollar terms which was offset with a reduced weighting in respect of the ROIC targets and aligns with the current capital allocation policy.

The Committee's focus for the year under review

To ensure our remuneration practices remain relevant and reflective of our complex business model and economic value created, the Committee:

- Reviewed and approved the executive pay-mix.
- Approved the annual salary increase cost for employees across the organisation on 1 July or 1 October respectively and recommended to the board for approval the actual salary increases for members of the group executive committee.
- Approved the design principles and targets for the FY25 short-term Incentive and long-term incentive awards.
- Reviewed pay gaps at horizontal and vertical levels for all locations where we employ more than 200 employees confirming that there are no prevalent structural discriminatory practices.
- Considered the People Risk matters as outlined in the quarterly Group Risk Report.
- Considered whether or not any Trigger Event had occurred requiring the Clawback and Malus Policy to have been applied during the year.
- For the first time since 2021, reviewed the peer groups used for executive remuneration benchmarking purposes and approved a new set of peer group companies for FY26. Further focus areas for FY26 are addressed later in this section.

Remuneration outcomes align with business performance

FY25 has seen a mix of performance outcomes for Sasol where we maintained strong financial discipline, and an overall improvement in safety performance, but did not meet the targets we set for production volumes, gross margin and free cash flow.

Due to the strict focus on cash fixed costs, a salary increase budget of 70% of FY25 inflation in the various jurisdictions where we operate was approved. Market adjustments where required, were approved to ensure alignment between salaries and the complexity/seniority of the role and the individual performance of the executive.

STI Outcomes

"A reduction in the number of hospitalisations due to injuries at work" was a new target introduced for FY25. It is always difficult to set targets for the first time, but this metric helped us focus more critically on visibly sending our people home safely, every day. We were able to analyse the data and saw that the severity of injuries significantly reduced over the past year – which is the behaviour we want to drive. Six hospitalisations which were done for precautionary, observation purposes only, were not considered in the final result. As in prior years, over-performance in non-financial targets were moderated back to 100% as the financial targets were not met sufficiently.

Cash fixed cost and capital expense management was exceptionally well controlled which resulted in improved absolute free cash flow.

The Committee is comfortable that the final outcome of the Group STI result is representative of the performance of the organisation across a wide spectrum of key priorities.

In addition the improved engagement scores in our culture surveys and the positive market reaction on the capital markets day commitments were also considered during the assessment of the STI outcomes. The final GEC STI score of 54,50% (after fatality penalty is applied) is still far below what we believe should be achieved, but an improvement of the 38% approved for FY24.

KPI	Weight	Threshold 0%	Target 100%	Maximum 150%	Weighted Result
Process and Occupational Safety	20%	50%			10,00%
Energy Efficiency	10%		100%		10,00%
Synfuels Production Volumes	5%				0,00%
Gross Margin	15%				0,00%
Absolute Cash Fixed Cost	10%			150%	15,00%
Capital Expenditure	15%			150%	22,50%
Free cash flow (before capex and dividends)/ turnover ratio	25%				0,00%
Fatality Penalty					-3,00%
					54,50%

GEC STI Outcome 54,50%

FY24 GEC STI achievement was 38,81%

Unfortunately, due to the tragic loss of Mr Mzwandile Dlamini (an employee of a service provider who was erecting a scaffold in Secunda in August 2024), a fatality penalty of 3% was applied to the final STI outcome.

LTI Plan Outcomes (FY23 awards which will vest during FY26)

The LTIs to vest during FY26 (which were awarded in FY23 with a performance period of 1 July 2022 – 30 June 2025) sees a mixed set of outcomes. We achieved the ESG targets and the SA ROIC target, with detractors in our performance in shareholder return relative to our peer group and our offshore ROIC metric. Our commitment to reducing greenhouse gas emissions and achieving renewable energy targets remains a focus area and a central priority, and we continue to make progress on these long-term environmental goals.

KPI	Weight	Threshold 0%	Target 100%	Maximum 200%	Weighted Result
ESG	25%			176%	43,93%
ROIC SA	30%			133%	40,00%
ROIC Offshore	10%				0,00%
rTSR	35%				0,00%
					83,93%

Outcome 83,93%

FY24 LTI achievement was 83,64%

PART II: REMUNERATION COMMITTEE CHAIRMAN'S BACKGROUND STATEMENT continued



Fit for purpose incentive designs

Recognising the importance of our operational employees and their contribution to Sasol's success, a production incentive plan was introduced at plant level for employees below supervisory levels, in Secunda, Sasolburg, Natref and our operations in ROAS including Mozambique. These incentive plans are simple to explain, and focused on incentivising safe production as well as promoting an inclusive culture. The cost of these plans was capped at the cost of the group STI plan in which employees previously participated in.

Through the implementation of these plans, employees could reflect on and improve their own performance relative to that of the group.

In addition, the Sasol Mining Production Bonus was redesigned to integrate safety into production targets as opposed to being incentivised separately. This supported our safety drive and the results were positive.

Looking Forward: FY26

In preparation for the policy review effective FY26, the Committee Chairman and members of management met with large institutional investors who represent 40% of shares in issue to discuss proposed policy changes for FY26.

We duly considered and incorporated feedback where it aligned with the remuneration philosophy and strategy. At the August 2025 Committee meeting, the following policy changes were approved for FY26:

- A revised executive pay-mix with the restricted shares offered to members of the group executive being replaced by performance shares with all shares now vesting after a three year performance period (rather than 50% after three years and 50% after five years); and
- Changes to the executive peer group used for purposes of executive remuneration benchmarking and the relative TSR metric in the FY26 long-term incentive awards. The revised group is better aligned with Sasol's enterprise value, the share price correlation over the past five and ten years and the complexity of both our business model and geographic footprint.

The KPIs and targets set for the FY26 short-term and long-term incentive awards have been revised as follows:

Long-Term Incentive (LTI) Plan

- We have replaced the Return on Invested Capital (ROIC) metric with two new measures which will apply to the performance period FY26 – FY28. The rationale for the replacement of ROIC is due to our commitment to reducing net debt and focusing on our foundation business. In future years as we look to grow and invest in capital expenditure, ROIC may return as a performance metric to measure that progress;
- Turnaround in International Chemicals Business
- Southern Africa Breakeven Oil Price of at least US$50/bbl. This target underscores our commitment to maintaining resilience amidst fluctuating oil prices and exchange rates as well as the global demand for our products.

Short-Term Incentive (STI) Plans

- The STI targets have been reviewed and updated to align with our CMD commitments.
- We also integrated the sustenance capital expenditure target into the free cash flow/turnover metric.

Non-executive director fees (NED)

- The NED fees were last adjusted in January 2024.
- The Committee considered the fees payable to non-executive directors of Sasol Limited, and made a recommendation to the Board for a small Committee fee adjustment effective 1 January 2026, which will be tabled for shareholder approval at the November 2025 AGM.

Independent Advisor

Mr David Tuch, Managing Director, Alvarez and Marsal London, supported the Committee with external independent advice. The Committee is satisfied with Mr Tuch's independence. In line with Sasol's supply chain process, the Committee issued a tender for an amended scope of service and Deloitte SA will, effective 1 September 2025, attend Committee meetings. I would like to thank David for his professional guidance and support.

Closing

I would like to thank my predecessor Tim Cumming for leading the Committee for the largest part of the year and wish him all of the best in his new endeavours. I am also very grateful to my fellow Committee members and to members of management for their support and contribution through the past year.

Dr. Martina Flöel
Chairman of Remuneration Committee

22 August 2025

PART III: SECTION A – EXECUTIVE REMUNERATION POLICY (INCLUDING NEDS)

Overview of remuneration elements

In this section of the report, we provide a comprehensive overview of the Remuneration Policy elements applicable to our Executive Directors and Prescribed Officers as well as the fees paid to Non-executive Directors.

REMUNERATION – SECTION A



EXECUTIVE REMUNERATION

Fixed Pay

Base salary or total guaranteed package (TGP) depending on location. TGP (in SA) includes the base salary and the cost of all employer contributions to approved benefit funds.

Broad pay bands are set with reference to location and sector median benchmarks that reflect the complexity, scope and scale of our business to ensure that we attract and retain the employees required to drive the Group's strategic objectives.

The Committee approves the cost of annual increases after considering market and economic data as well as affordability.

Individual increases are approved by the Committee or the Board (for the Executive Directors and the Company Secretary) considering the benchmarks and performance.

Application

Salaries are paid monthly in all jurisdictions, except in the United States where bi-weekly payments are processed. In Germany, annual salaries are divided by 13 to enable payment of a 13th cheque in November.

Employees who are promoted are considered for salary adjustments as justified. Market adjustments are considered for purposes of internal equity and external competitiveness.

Annual salary increases are applicable effective 1 October for employees outside of collective bargaining structures and either July or April for employees within bargaining structures.

Benefits and Allowances

Benefits include, but are not limited to, membership of a retirement plan, healthcare, and risk cover which in some cases are partly subsidised by the Company.

- Informed by market practice, Executives can structure a car allowance from their TGP, or a dedicated Company-owned vehicle may be provided, depending on location.
- A Chauffeur service is available for private use and taxed accordingly.
- Leave benefits are globally aligned and unused leave is paid out at service termination (capped depending on location).
- Additional benefits and allowances are offered to employees on expatriate assignments.

Application

Benefits are designed in accordance with the relevant market practice to each jurisdiction within which we operate.

Benefits are offered for retirement, for reasons of sickness, disability, or death. Beneficiaries of employees who pass away while in service receive an additional insurance payout. The quantum depends on the retirement plan selected.

PART III: SECTION A – EXECUTIVE REMUNERATION POLICY (INCLUDING NEDs) continued

Overview of remuneration elements continued

REMUNERATION – SECTION A continued




Weighting used in STI calculation
Group 80%
Individual 20%
KPI Split
Financial 70%
ESG 30%

The absolute maximum of pay-outs is set at:

	On-Target	Max
CEO	115%	173%
CFO	90%	135%
GEC	75%	113%


Weighting
80%
20%
Annual TGP or base salary
Role Category Target Factor %
Group Performance Factor (0% – 150%)
Individual Performance Factor
Fatality Penalty Factor
STI¹

¹ Could be modified at the discretion of the Committee.

EXECUTIVE REMUNERATION
VARIABLE PAY

STI

We apply a single STI structure based on a Group Scorecard. The detailed targets in the Group Scorecard are approved at the August Committee meeting for the new financial year, ensuring alignment with the strategic priorities. Target incentive percentages are aligned with the market median.

The Committee approved a ratio of 70% towards financial targets and 30% towards non-financial targets, to support our integrated strategy.

Group STI Scorecard contributes 80% towards the STI calculation and the Individual Scorecard 20% towards the calculation.

The Committee has the discretion in cases of over achievement to moderate the outcome of non-financial targets back to 100% or to moderate the final outcome as appropriate.

The Group Scorecard is designed to evaluate outcomes in terms of the target set at threshold (0%); target (100%) and stretch (150%). Where appropriate, a straight-line between these points determines the required performance levels for progressive outcomes.

Targets, metrics and weightings are disclosed in the Implementation Report and reviewed annually.

The Malus and Clawback Policy as well as the Sasol Executive Compensation Recovery Policy is applicable in respect of variable pay.

Application

The Committee regularly reviews year-to-date performance against the Group STI Scorecard. Individual scorecards, are based on well-defined objectives, cover specific projects or strategic focus areas for each of the EVPs, which are not included in the Group STI scorecard.

Individual performance is assessed against strategic priorities which are cascaded from the group strategy, and is assessed on a scale of 0% – 150%. The average personal score across the Group executive and Leadership cohorts, may only exceed 100% if approved by the Committee.

The fatality penalty (which is 3% per fatality) is deducted from the final STI percentage up to a maximum of 20%.

The CEO can, subject to approval by the Committee, moderate the Group STI score either up or down in respect of a BU's performance in recognition of how that BU either contributed or detracted from the Group Score.

The Committee approves the final Group STI outcomes in the August meeting after the end of the financial year, also considering affordability and overall organisational performance. The Committee applies their discretion in terms of the final score.

Approved pay-outs are processed with the September salary.

STI performance outcomes for FY25 are set out on page 150.

PART III: SECTION A – EXECUTIVE REMUNERATION POLICY (INCLUDING NEDs) continued

Overview of remuneration elements continued

REMUNERATION – SECTION A continued

EXECUTIVE REMUNERATION
VARIABLE PAY

LTI

Equity- or cash-settled awards are granted annually, where the underlying value is tied to the market value of a Sasol ordinary share for Southern African participants or an American Depository Receipt (ADR) for international participants, subject to vesting conditions.

Annual awards are made with reference to a percentage of fixed pay, the employee's performance over the preceding year, and the organisation's requirement for skills retention.

Vesting of awards is subject to the achievement of Corporate Performance Targets (CPTs) and/or service criteria.

For the FY25 LTI award a split vesting period of three and five years applies to performance LTIs. The balance of the LTI award is granted in the form of restricted shares with a cliff vesting period of five years.

For FY26 the performance LTIs will replace the restricted LTIs, with all LTIs having a performance-based vesting period of three years.

Application

LTIs form an important part of our reward mix.

Target award levels as well as the corporate performance targets are reviewed annually to ensure ongoing market competitiveness as well as alignment to strategic priorities over the medium to long term.

The Committee considers the potential impact of windfall gains/windfall losses at the vesting date.

Employees leaving Sasol's service for reasons of dismissal, resignation or mutually agreed separation forfeit outstanding LTI awards.

For good leavers, referring to service termination for reasons of retirement, retrenchment, ill-health retain outstanding awards, vesting conditions remain in place, subject to Committee discretion.

The split between restricted and performance shares will change as follows from FY25 to FY26:

LTI	On-Target	FY25 Performance LTIs	FY25 Restricted LTIs	FY26 Performance LTIs	FY26 Restricted LTIs
CEO	150%				
CFO	125%	70%	30%	100%	0%
GEC	110%				

As a result of a bigger portion of the award being tied to performance targets, the maximum potential increases commensurately.

The target and maximum pay-outs are as follows:

LTI	FY25 On-Target	FY25 Max	FY26 On-Target	FY26 Max
CEO	150%	263%	150%	300%
CFO	150%	219%	125%	250%
GEC	110%	193%	110%	220%

EXECUTIVE REMUNERATION
VARIABLE PAY

Minimum Shareholding Requirement (MSR)

MSRs are applicable to all Executive Directors and Prescribed Officers and are stated as a percentage of annual pensionable salary on the appointment date, or as reviewed thereafter:

- President and CEO: 300%.
- Group Chief Financial Officer: 200%.
- Other Executive Directors and Prescribed Officers: 100%.

Participants are required to retain the vested after-tax shares until the MSR has been met whereafter they may elect to either sell or retain the vested shares.

The post-cessation holding requirement applies for a period of 12 months post service termination. Thereafter, it reduces to 50% of the MSR for a further six months.

The MSR is stated as a percentage of gross annual pensionable remuneration at the time of appointment. Prescribed Officers are allowed a period of six years to attain the MSR and Executive Directors, a period of five years.



PART III: SECTION A – EXECUTIVE REMUNERATION POLICY (INCLUDING NEDs) continued

Overview of remuneration elements continued

REMUNERATION – SECTION A continued

EXECUTIVE REMUNERATION

Clawback and Malus

The Clawback and Malus policy applies to all awards made under the short-term and long-term incentive plans.

Clawback Policy

This policy refers to the recoupment, during a period of up to three years after the payment/settlement of an award, from a current or former recipient of the award.

Trigger events for the Clawback policy include:

- the discovery of a Material misstatement resulting in an adjustment to the Company's audited accounts;
- the discovery that any information or the assessment of any performance condition(s) used to determine an award was based on erroneous, or misleading information, and lead to a Material error in the calculation of an award;
- any act of or omission by the participant which has directly or indirectly contributed to any inaccuracy, error or misleading information referred to in the paragraphs immediately above;
- the discovery of an event that occurred prior to award, vesting, or accrual that has led to the censure of the Company by a regulatory authority or has had a Materially detrimental impact on the reputation of the Company, which event was caused by or ought reasonably to have been prevented by the participant;
- the discovery of an event that occurred prior to award, vesting, or accrual that amounted to a Material failure of or error in risk management or financial management (which event was caused by or ought reasonably to have been prevented by the participant); and/or
- the discovery of conduct that occurred prior to award, vesting, or accrual which, in the reasonable opinion of the Committee, amounts to gross misconduct by the participant.

The Committee approved the Recovery Policy which applies to Executive Directors and Prescribed Officers (Executive Officers). Where the Company is required to prepare a Restatement due to material noncompliance with any financial reporting requirements, the provisions of the Recovery Policy will govern the recovery of erroneously awarded compensation from Executive Officers. Where the provisions of the Recovery Policy are not triggered, the provisions of the Clawback and Malus Policy will apply. These policies are available on request.

Malus Policy

The policy refers to the reduction and forfeiture in full or in part of an award before the relevant vesting date or accrual date.

The Committee may exercise its discretion to determine that an award is subject to Malus as a result of one or more of the following Trigger events, having been identified before the vesting or accrual of an award:

- the Company financial statements having been Materially restated (other than a restatement due to an appropriate change in accounting policy or to rectify a minor error);
- the discovery that any information or the assessment of any performance or other condition(s) used to determine an award was based on erroneous, inaccurate, or misleading information, and led to a Material error in the calculation of an award;
- the Company having suffered a Material downturn in its financial performance;
- the Company at any time suffered a Material failure or error in risk management or financial management, (which failure or error was caused by or ought reasonably to have been prevented by the participant);
- the Company having been censured by a regulatory authority, which censure was caused by or ought reasonably to have been prevented by the participant;
- the participant having deliberately misled the Company on the financial performance or position of the Company;
- the participant's actions having amounted to misconduct or poor work performance that did not result in a termination of employment; and/or
- any other matter which, in the reasonable opinion of the Committee, is required to be considered to comply with prevailing legal and/or regulatory requirements.

The process which will be followed in the eventuality that a Trigger event is identified, is outlined in the process flow beside:

Trigger event identified › Initial Assessment › Investigation and Recommended action (Determine severity and impact, level of accountability) › Remuneration Committee Evaluation (Assessment of findings and evaluation of impact) › Decision and Implementation › Documentation and Reporting (May escalate to the Board as needed)


MK-03060X-6157
MK-03060X-6798-0028

PART III: SECTION A – EXECUTIVE REMUNERATION POLICY (INCLUDING NEDs) continued

Regulatory compliance

Our reporting complies with the:

JSE Limited (JSE) Listings Requirements	IR AFS
United States Securities and Exchange Commission rules and regulations	20-F
South African Companies Act 71 of 2008, as amended	IR AFS
King IV™ Report on Corporate Governance for South Africa, 2016	IR AFS

WWW The Committee's Terms of Reference and the Group Remuneration Policy are available on our website www.sasol.com

Remuneration Committee Risk and Governance

Sasol conforms to all applicable statutes and remuneration governance codes in the different jurisdictions where it conducts business.

The Committee is appointed by the Board to assist in ensuring that the Group pays its employees in a fair, responsible, and transparent manner by putting in place affordable, competitive, and equitable reward systems that encourage the accomplishment of strategic goals and favourable results over the short, medium and long term.

Following careful evaluation of performance in relation to the pre-approved targets that were established for the performance period, all incentive pay-outs, and the vesting of performance LTIs are authorised. Salary increases are approved individually by the Committee for Prescribed Officers and by the Board of Executive Directors and the Company Secretary.

Members of management are recused from meetings when matters impacting their own remuneration are discussed. In all meetings, the Committee discusses and confirms all decisions taken without management present.

The Committee ensures effective risk management oversight in relation to material remuneration risks within its scope and will exercise its discretion within the Group's overall risk framework.
The following processes mitigate against unintended outcomes and risks:

- The Committee considers people related risks on a quarterly basis.
- The Remuneration Policy is transparent and made available to all stakeholders.
- All executive reward policy exceptions are approved by the Committee or the Board, as appropriate.
- Incentive plan design principles and targets as well as the reward mix are reviewed annually.
- The vesting of LTI plans is subject to performance and/or time-based criteria and awards are never backdated.
- Executives do not approve their own benefits or remuneration and are recused from all discussions relating to their own remuneration.
- The maximum incentive awards, based on performance outcomes, are capped by a pre-approved formula.
- The Committee retains discretion to alter any reward outcome if this is considered to be in the best interests of the Company.
- MSRs and post-cessation shareholding requirements are implemented for Executive Directors and Prescribed Officers.
- A comprehensive Malus and Clawback Policy as well as an Executive Compensation Recovery Policy apply.



PART III: SECTION A – EXECUTIVE REMUNERATION POLICY (INCLUDING NEDs) continued

The use and application of remuneration benchmarks

One of the Committee's key tasks is to preserve the relevance, integrity, and consistency of benchmarking. Management also consults survey reports from various large remuneration firms. In addition to survey data, we use benchmark data from the approved peer group to develop pay bands for group executive positions and to inform incentive target percentages of our variable pay plans.

The peer group includes a balanced combination of companies that have a primary listing on the JSE Ltd and international chemicals and energy companies, and includes those with a broadly similar geographic footprint and/or product suite and/or size. For the calculation of the executive paylines in South Africa, Germany and the US, a cost-of-living factor between these countries and the countries where the data originates from, is applied.

Executive pay

The peer group used to inform executive pay bands and NED fees, was reviewed during FY25. More JSE companies were included and the outliers in respect of the share price correlation over the past 5 years, have been removed and replaced with more suitable comparator companies. The following table sets out approved comparator group used in the benchmarks applicable for FY25 and the changes to the peer group in the section below.

JSE listed sub-group	Chemicals sub-group	Energy sub-group
Anglo American Platinum Ltd	Albemarle Corporation	Continental Resources
AngloGold Ashanti PLC	Covestro AG	Devon Energy Co
Gold Fields Ltd	Eastman Chemicals Co	Hess Corporation
Impala Platinum Holdings Ltd	Evonik Industries AG	Imperial Oil
MTN Group	Lanxess AG	Origin Energy Ltd
Sibanye Stillwater Ltd	Solvay SA	Repsol SA

The changes had a minimal effect on the executive pay bands, and we continued to have a positive correlation with the NED fees.

The following companies were removed from the peer group for FY26: Sibanye Stillwater, Albemarle Corporation, Covestro AG, Eastman Chemicals Corporation, Solvay SA, Continental Resources, Devon Energy Corporation, Imperial Oil, Hess Corporation, MTN.

The following companies were added for FY26: Bidvest Group, Harmony Gold Mining Company Ltd, Kumba Iron Ore, Clariant AG, Huntsman Corporation, CVR Energy Inc, HF Sinclair Corporation.

Total shareholder return (TSR)

The Committee reviewed the separate peer group to be used for the relative total shareholder return (rTSR) measurement in our LTI awards. The table below outlines the companies in the peer group for the LTI award vesting in respect of the performance period ending 30 June 2025. The changes in the peer group companies is outlined in the section below.

JSE listed sub-group	Chemicals sub-group	Energy sub-group
AECI Ltd	BASF SE	Continental Resources
Anglo American Platinum Ltd	Dow Incorporated	Devon Energy Corporation
AngloGold Ashanti PLC	Eastman Chemicals Co	Hess Corporation
Glencore PLC	Evonik Industries AG	Imperial Oil Ltd
MTN Group	Lanxess AG	Origin Energy
Sibanye Stillwater Ltd	Lyondell Basel Industries NV	Repsol SA

The following companies were removed from the peer group for FY26: AngloGold Ashanti, Sibanye Stillwater, BASF, Solvay SA, Continental Resources, Hess Corporation, Origin Energy, MTN.

The following companies were added for FY26: African Rainbow Minerals Ltd, Exxaro Resources Ltd, Arkema SA, Evonik Industries AG, Aker BP ASA, APA Corporation, Ovintiv Incorporated, Impala Platimum Holdings Ltd.

Special retention awards and Buy-out awards

The Buy-Out and Retention Policy may be used in the recruitment and retention of candidates as part compensation for variable pay awards forfeited with the previous employer due to the resignation, or for retention purposes.

Retention shares may be granted under the LTI plan, as approved by the Committee or the Board.

In all cases, retention, buy-out or sign-on awards are subject to work-back periods. In cases where the work-back period is not completed, LTIs are forfeited, and cash awards must be repaid.

Executive service contracts

- Members of the GEC have permanent employment contracts with notice periods of three to six months.
- The contracts provide for salary and benefits as well as participation in incentive plans based on Group, Business and individual performance as approved by the Board.
- EVPs who are members of a South African Sasol Retirement Fund are required to retire from the Group and as Directors from the Board at the age of 60, unless they are requested by the Board to extend their term.
- Perquisites offered to the members of the GEC are disclosed in the Implementation Report.

PART III: SECTION A – EXECUTIVE REMUNERATION POLICY (INCLUDING NEDs) continued



Termination arrangements applicable to Group Executive Committee (GEC)

Remuneration Policy component	Voluntary termination, i.e., resignation	Involuntary termination, i.e. retrenchment, redundancy, retirement or other reasons included under the definition of 'good leaver' as stipulated in the Sasol LTI plan (2022)
Base salary	Payable up to the last day of service including the notice period either in exchange for service or in lieu of the notice period.	Payable up to the last day of service including a three-to-six month notice period.
Health insurance	Benefit continues up to the last day of service.	Benefit continues up to the last day of service; SA employees who qualify for the post-retirement subsidy continue to receive the employer's contribution post-retirement.
Retirement and risk plans	Employer contributions are paid up to the last day of service. In most countries, the employee is entitled to the full value of the investment fund credit and any returns thereon; alternatively benefits under (now closed) Defined Benefits Funds in our European operations.	
Severance payments	Subject to Committee or Board approval, an ex gratia separation package may be agreed upon.	A severance package equal to three weeks' salary per completed year of service is offered which may be increased for voluntary retrenchment at the Committee's discretion.
STI	If the Executive resigns on or after 30 June, there is an entitlement for consideration of the STI which may have been approved for the previous financial year, subject to the achievement or performance targets.	A pro rata incentive may be considered for the period in service during the financial year subject to the meeting of performance targets and only if approved for the rest of employees.
LTI	All unvested LTIs are forfeited.	All vesting conditions remain unchanged. In the case of death vesting is accelerated.

The Remuneration Committee, considering the interests of shareholders and the Company, retains the discretion to make decisions which align with the remuneration philosophy in particular respect to the treatment of Good and Bad Leavers.

Chairman and Non-Executive Director Fees (NED)

NEDs are appointed to the Sasol Limited Board based on their competencies, and experience which are essential to guiding the Group's long-term direction and providing independent oversight of performance against strategic priorities. Their role includes holding executive management accountable for delivering results across the short, medium, and long term. To attract and retain individuals of the calibre required for a complex, multinational organisation, NED fees are set at levels that reflect the scope and responsibility of their roles.

NEDs do not participate in STI or LTI plans, and no arrangements exist for compensation in the event of loss of office. Fees are determined annually but paid proportionally following each quarterly Board cycle.

From a fairness and equality perspective, all NED fees are denominated in US dollars. However, for NEDs residing outside of Europe, the UK, or North America, a downward cost-of-living adjustment is applied for the host country to the home country, to ensure equitable remuneration across geographies. South African NEDs are paid in ZAR. All other NEDs are remunerated in US dollars.

Sasol compares NED fees against the same peer group used for executive remuneration. This group includes JSE-listed and international chemicals and energy companies with a comparable geographic footprint, organisational scale and complexity as well as revenue, market capitalisation and enterprise value. Fees are positioned around the 50th percentile of this peer group.

Management conducts a comprehensive market review and proposes any adjustments to the Committee which evaluates the proposals for market competitiveness, governance alignment, and shareholder expectations. The Committee recommends to the Board which then reviews and endorses the proposed fee structure, which is submitted to shareholders for approval at the Annual General Meeting (AGM), in line with regulatory requirements.


Peer Group Benchmarking (JSE and International companies)
Management Review and Proposal
Remuneration Committee Review
Investor Engagement (annual)
Sasol Limited Board Review
Submission for Shareholder Approval
Annual General Meeting
Implementation

KEY PRINCIPLES OF SASOL'S REMUNERATION POLICY FOR THE WIDER WORKFORCE

REMUNERATION – SECTION B

Sasol's remuneration philosophy is designed to support a high-performance culture, ensure fair and competitive pay, and align employee interests with long-term shareholder value. Our approach is underpinned by a structured job architecture, a commitment to fair pay, and a suite of benefits and incentives tailored to the diverse needs of our global workforce.

Job Architecture and Collective Agreements

Sasol's job architecture is structured into seven broad bands, excluding the Group Executive Committee. Roles in the first three to five bands are typically governed by collective bargaining or codetermination agreements, which cover:

- Minimum salaries and annual increases.
- Allowances, benefits, and incentives.
- Multi-year agreements where possible to support labour stability.

Employee Value Proposition

Sasol's Employee Value Proposition programme aims to promote and support:


Employee safety and wellbeing (Who we Are)
Competitive compensation and benefits (What we Offer)
Meaningful work, and learning and development opportunities (How we Work)
Inspirational leadership, an inclusive workplace culture and a diverse workforce (How we Lead)

Our Employee Value Proposition is grounded in our four cultural anchors each deeply rooted in our values

Safety	Customer centricity	Care	Performance
• Safety is our **foremost priority** in all circumstances • Place safety of **people first** • **Commit** to safety production	• **Win** with customers • Enhance customer **experience** • **Innovate** for sustainable solutions	• Care for our **people, planet and communities** • **Caring leaders,** enabling **goal delivery** and a strong **team spirit**	• **Own** our results • Understand and deliver on **drivers for performance** • Work together for the benefit of **One Sasol, one bottom line**

Employee Share Savings Plan (South Africa)

The Employee Share Savings Plan (The Plan) in South Africa has since inception created an ongoing interest in Sasol's performance as displayed through our share price. The Plan enables employees to acquire Sasol share fractions through monthly after tax payroll deductions, with the company matching contributions up to R7 200 per annum (subject to PAYE). This plan is particularly popular among employees below senior management, who represent over 80% of participants.

Employee Wellbeing

Employee wellbeing remains a strategic priority. Our Wellbeing Programme is tailored to local needs and includes financial, emotional, physical, and legal support. In South Africa, where the majority of our workforce is based, the programme is digitally enabled and widely accessible.

Employees across all levels have access to:

- Health and risk insurance.
- Retirement funds.
- Special provisions for employees who suffer fatal injuries while in service.

These offerings form a core part of our total employee value proposition, which is reviewed annually by the Remuneration Committee to ensure relevance and competitiveness. In cases of employee fatalities, Sasol provides additional support to affected families, reinforcing our commitment to employee wellbeing.

Culture

Our remuneration policy is a key enabler of the culture we seek to create and support, a culture that is performance-driven, accountable, and aligned with long-term value creation. By linking reward outcomes to strategic KPIs, the remuneration policy reinforces behaviours that foster a values based and performance culture. It ensures that remuneration practices are fair, transparent, and competitive, while promoting ethical conduct and a shared commitment to Sasol's purpose and values.

Remuneration Principles for Leadership and Senior Management

For Leadership and Senior Management, remuneration principles are closely aligned with those of the GEC, with the exception of minimum shareholding requirements. Pay levels are generally benchmarked against market median using reputable survey data, and annual increases are informed by projected market movement, inflation, and affordability. The increase cost is subject to the Committee's approval.

Short-term incentives (STIs) for these levels are determined with reference to the Group STI Scorecard which carries a weighting of 80% and individual performance a weighting of 20% (average individual performance may not exceed 100% across a homogeneous group of roles).

Participation in the Long-term Incentive (LTI) plan is discretionary and based on role criticality, performance, and market competitiveness. Vesting is subject to performance and time-based conditions, with no accelerated vesting except in the case of death. All variable pay awards are subject to Sasol's Malus and Clawback policy.

KEY PRINCIPLES OF SASOL'S REMUNERATION POLICY FOR THE WIDER WORKFORCE continued

REMUNERATION – SECTION B

TGP OR BASE SALARY	SHORT-TERM INCENTIVES	LONG-TERM INCENTIVES
Generally position at the 50th percentile of the market	Group STI (with fatality penalty)	Performance and Restricted LTIs
Benchmarking Remchannel (SA), KornFerry and others (International)	My Incentive Plan (MIP) (operations employees)	
Adjustments Based on CPI, affordability and market movements	Production Bonus Plan Mining (non-managerial)	Employee Share Savings Plan (SA)

Supervisory, Operational and General Workers

For supervisory, operational and general workers, remuneration is guided by collective agreements where applicable. Entry-level salaries are benchmarked to ensure alignment with living wage standards and mostly exceed minimum sectoral agreements in South Africa. All employees mostly participate in Sasol's benefit structures.

Non-financial benefits vary by location and are not included in minimum salary disclosures.

Incentive structures for these employee groups are tailored to operational realities. Underground mining employees participate in a redesigned production bonus plan focused on safe production. Operational employees below supervisory levels are included in the "My Incentive Plan," which rewards safe production volumes. All other employees participate in the Group STI plan.

Incentive plans include:

- Mining Production Bonus Plan (redesigned for simplicity and safety focus).
- 'My Incentive Plan' for operational employees (Southern Africa only) below supervisory level.
- Group STI Plan for all other employees.

Fatality Penalty Policy

The fatality penalty, subject to co-determination agreements, is extended to all our employees. This means that there is a deduction of at least one percentage point from the final short-term incentive score for every fatality. Further differentiation is in terms of the level of the employee position, and the OME where the fatality occurred as indicated in the following table:

Role category	Standard penalty applied on the group score: All employees (a) % penalty per fatality (max 20%)	Additional penalty: Applied to employees in the BU/OME[2] where the fatality has occurred (b) (in addition to (a)) % penalty per fatality (max 20%)	Total max penalty per fatality (= a+b) (max 20%)
EVP	3%	0%	3%
SVP	1%	2%	3%
VP	1%	2%	3%
Expertise	1%	1,5%	2,5%
Specialisation	1%	1,5%	2,5%
Optimisation[1]	1%	1%	2%
Execution and lower[1]	1%	1%	2%

[1] Subject to co-determination agreement.
[2] OME refers to OME, Cluster or Function within the Mining, Energy Business, Chemicals Business or Corporate Centre (incl. ecoFT).



PART IV: REMUNERATION IMPLEMENTATION REPORT

This section provides the Implementation Report which results from the decisions taken by the Committee in terms of the policy. It sets out the relationship between Company performance and Executive Directors' and Prescribed Officers' remuneration outcomes as well as progress against the MSR.

The tables in this section provide information on all amounts received or receivable by members of the GEC for FY25 (including the President and CEO, Executive Directors and Prescribed Officers).

Remuneration Implementation Report Structure

Incentive Plan outcomes	• Group performance targets for STI awards and performance results. • Performance vs. Corporate performance targets in respect of LTIs that are due to vest in FY26, as at the end of the performance period 30 June 2025. • Executive Director Remuneration and Individual Scorecard Outcomes.
Executive Directors and Prescribed Officers (tabulated separately)	• Disclosure of remuneration and benefits paid or payable in terms of the Total Remuneration/Single Figure methodology. • Included is an estimated value relating to the vesting of LTIs in FY26, in respect of the performance period ended 30 June 2025. • Outstanding LTI holdings. • Progress against MSR.
Pay gap disclosure	• Disclosure of pay gaps for South Africa aligned with the proposed requirements of section 30A of the Companies Amendment Act, 2024.
NEDs	• Fees approved for and paid in FY25.

Key Remuneration Outcomes

Salary/TGP adjustments	Annual increases below inflation and market related role specific adjustments were approved for 1 October 2024.
STI:	Outcomes in respect of the Group scorecard as approved by the Committee for the GEC: 54,5% out of a target of 100% and a maximum opportunity of 150%.
LTI: for the performance period ending 30/06/2025	83,93% out of a target of 100% and a maximum opportunity of 200%.

STI Plan outcomes

The outcomes of the FY25 STI are reflected in the scorecard which outlines the results per KPI. For the five Financial measures, we scored as follows:

- Below threshold for Free Cash Flow/Turnover ratio.
- Below threshold for Synfuels production volumes.
- Between target and stretch for Cash Fixed Cost Optimisation and Sustenance Capital Management.
- Below threshold for Gross Margin.

For the People (Safety and Climate) KPIs we scored as follows:

- Above target on Hospitalisations (precautionary admissions for observation purposes were excluded).
- Below threshold on Process Safety.
- Between target and stretch performance for Energy Efficiency.

For FY25 STI:

a. The final outcome of the FY25 Group STI scorecard was 57,5%.
b. The fatality penalty as per the approved policy was applied as indicated in the table below:

This resulted in the following final STI scores:

GEC: 54,5%.

All other STI participants: between 54,5% and 56,5% depending on role category and entity employed.

The individual performance factor was determined based on the assessment of performance outcomes against the agreed performance contract whereas 100% refers to all objectives having been met, and >100% would be attributed to performance between targets and stretch levels. For the GEC, the IPF ranged between 95% and 110%.



PART IV: REMUNERATION IMPLEMENTATION REPORT continued

FY25 Short-term Incentive Scorecard

In the table below we provide the detailed outcomes against FY25 performance targets which were set for the financial year.

	KPI – Key Performance Indicator	Unit of measure	Weighting	Threshold (Rating = 0%)[1]	Target (Rating = 100%)	Stretch[3] (Rating = 150%)	Achievement	Actual FY25 score	Moderated Score[5]
ESG (People) (20%)	Sustainability Strategy	Occupational safety: Number of Hospitalisations	10%	Hospitalisations ≥ **65**	Hospitalisations = **60**	Hospitalisations ≤ **55**	**59**	12,0%	10,0%
		Process safety: The number of all major and significant FERs	10%	Number of FERs ≥ **18**	Number of FERs = **17** (FY24 = 18)	Number of FERs ≤ **16**	**21**	0,0%	0,0%
ESG (Climate) (10%)	Climate Change	Energy efficiency	10%	**0%** Energy efficiency improvement from the FY24 baseline (scoring range 0% – 9,9%)	**1%** Energy efficiency improvement from the FY24 baseline (score 10%)	**1,5%** Energy efficiency improvement from the FY24 baseline (scoring range 10,1% – 15%)	**1,11% improvement**	12,0%	10,0%
Group Financials (Profit) (70%)	Production volumes	Synfuels Prod Volumes	5%	Secunda Operations Plant = **6,9mt** (scoring range 0% – 4,9%)	Secunda Operations Plant = **7,0mt** **(5%)**	Secunda Operations Plant = **7,3mt** (scoring range 5,1% – 7,5%)	**6,72kt 4% below target**	0,0%	0,0%
	Gross Margin[4]	Gross Margin (GM)	15%	Gross Margin: **R121,613bn** (scoring range 0% – 14,9%)	Gross Margin: **R126,613bn** (score 15%)	Gross Margin: **R131,613bn** (scoring range 15,1% – 22,5%)	**GM 14% below target**	0,0%	0,0%
	Cash cost optimisation[2]	Cash Fixed Cost (CFC)	10%	CFC of <= **R70bn** (scoring range 0% – 9,9%)	FY25 CFC target = **R68bn** (score 10%)	CFC of <= **R65,684bn** (scoring range 10,1% – 15%)	**CFC spend 3% lower than target**	15,0%	15,0%
	Sustenance Capital	Capital expenditure	15%	FY25 first order capital expenditure <**R24,18bn** or >**R31,00bn** FY24 first order capital expenditure **R30,23bn** = **80%** (scoring range 0% – 14,9%)	FY25 first order capital expenditure = **R25,19bn** or **R29,37bn** (score 15%)	FY25 first order capital expenditure between **R25,67bn** and **R27,18bn** (scoring range 15,1% – 22,5%)	**R26bn including capex savings**	22,5%	22,5%
	Cash flow generation	Free cash flow (before capex and dividends paid) to Turnover ratio	25%	2% below the FY25 FCF target (before dividends and capital expenditure)/ Turnover ratio = **16%** (scoring range 0% – 25%)	FY25 FCF (before capital expenditure and dividends paid)/ Turnover ratio = **18%** (score 25%)	Up to 2% over the FY25 FCF target (before dividends and capital expenditure)/ Turnover ratio = **20%** (scoring range 25% to 37,5%)	**15,4%**	0,0%	0,0%
	Total		100%					**61,5%**	**57,5%**

Notes

1. Where appropriate, scaling will be linear from Threshold to Target or between Target and Stretch.
2. Normalised for the impact of the exchange rate and excluding short-term incentive provisions. Adjusted for any disposals or acquisitions.
3. Subject to affordability and the closing of the management gap.
4. Gross Margin – normalised for impact of macros.
5. Where financial targets are not achieved collectively at 100%, the non-financial scores over 100% are moderated to 100%.

PART IV: REMUNERATION IMPLEMENTATION REPORT continued

LTI Plan Outcomes: FY23 LTI Award

The FY23 Long-Term Incentive (LTI) outcomes reflect a mixed performance across key strategic metrics. Notably, significant progress was made in reducing greenhouse gas emissions due to interalia the boiler shutdown, the introduction of renewable energy and the N_2O catalyst implementation. Both the Energy and Chemicals business units exceeded their respective Scope 1 and 2 emissions reduction targets set against a 2017 baseline, with Energy achieving a 13% reduction (against a stretch target of 4,5%) and Chemicals achieving a 11% reduction (against a target of 8%). These results translated into above-target performance.

Return on Invested Capital (ROIC) showed divergent outcomes by business. The Offshore business did not meet the cost of capital threshold (8% in 2023 and 9,1% in 2024 and 2025), resulting in a zero score for this KPI. In contrast, the South African business delivered strong returns in FY23 and FY24, exceeding the cost of capital, the FY25 target was missed due to lower operating volumes and impairments.

Relative Total Shareholder Return (rTSR) against the peer group yielded a zero outcome, driven by a substantial decline in share price over the vesting period.

These awards are due to partially vest in FY26 in respect of the performance period 1 July 2022 to 30 June 2025. For the GEC and SVPs, 83,93% will vest and the balance will be deferred for a further two year period.

These LTIs were granted at a price of, JSE R338.12 and R304.25 (ADR $19.40 and $16.81) and will vest at the closing price on the day before the vesting date.

KPI – Key Performance Indicator	Weighting	Threshold (Rating = 0%)[1]	Target (Rating = 100%)	Stretch (Rating = 200%)	Achievement	Vesting score %
Holistic focus on ESG matters	25%	Achieve a sustainable **3,55%** reduction (equating to 2.3mtpa CO_2e) in Scope 1 and Scope 2 emissions off a 2017 baseline by end FY25: a) for the Energy business **3,5%** b) for the Chemicals business **5,0%**	Achieve a sustainable **4,18%** reduction (equating to 2.7mtpa CO_2e) in Scope 1 and Scope 2 emissions off a 2017 baseline by end FY25: a) for the Energy business **4,0%** b) for the Chemicals business **8,0%**	Achieve a sustainable **4,9%** reduction (equating to 3.2mtpa CO_2e) in Scope 1 and Scope 2 emissions off a 2017 baseline by end FY25: a) for the Energy business **4,5%** b) for the Chemicals business **15,0%**	a) Energy **25,0%** / 12,5% (13,0% reduction in emissions) b) Chemicals **18,9%** / 12,5% (11,6% reduction in emissions)	43,93%
		% indicates contribution towards the roadmaps of Energy and Chemicals businesses, respectively				
Return on Invested Capital (ROIC)[2]	Sasol SA 30%	2023: ROIC (excl AUC) at SA WACC of **13,5%** per annum 2024 and 2025: ROIC (excl AUC) at SA WACC of **15,4%** per annum (0%)	2023: ROIC (excl AUC) at SA WACC of 13,5% + 1% = **14,5%** per annum 2024 and 2025: ROIC (excl AUC) at SA WACC of 15,4% + 1% = **16,4%** per annum (30%)	2023: ROIC (excl AUC) at SA WACC of 13,5% + 2% = **15,5%** per annum 2024 and 2025: ROIC (excl AUC) at SA WACC of 15,4% + 2% = **17,4%** per annum (60%)	• FY23 and FY24 above stretch target • FY25 below threshold • **40%** / 30%	40%
	Offshore businesses 10%	2023: ROIC (excl AUC) at US WACC of **8,0%** per annum 2024 and 2025: ROIC (excl AUC) at US WACC of **9,1%** per annum (0%)	2023: ROIC (excl AUC) at US WACC of 8,0% + 0,5% = **8,5%** per annum 2024 and 2025: ROIC (excl AUC) at US WACC of 9,1% + 0,5% = **9,6%** per annum (10%)	2023: ROIC (excl AUC) at US WACC of 8,0% + 1% = **9,0%** per annum 2024 and 2025: ROIC (excl AUC) at US WACC of 9,1% + 1% = **10,1%** per annum (20%)	• Averaging below threshold for all 3 years • **0%** / 10%	0%
Relative TSR vs the peer group[3]	35%	**50th** percentile of the index (17,5%)[1]	**60th** percentile of the index (35%)	**75th** percentile of the index (70%)	• Below threshold • **0%** / 35%	0%
Total						**83,93%**

Notes

[1] Threshold = 50% vesting at median performance for rTSR; 0% for ROIC; 50% for ESG targets – straight line scoring to be applied between threshold, target and stretch.

[2] In the event of divestiture over the three years, earnings and capital values related to such assets sold will be excluded from the ROIC calculations for the full performance period. Capital impaired during the performance period is added back to the denominator.

[3] TSR peer group as approved by the Sasol Remcom for FY23 (no changes from FY22).

PART IV: REMUNERATION IMPLEMENTATION REPORT continued

FY24 LTI awards

For members of the GEC including Executive Directors and Prescribed Officers, 70% of the LTI awards granted are subject to the achievement of the following CPTs, in addition to time-based vesting of between three and five years. The balance of the award (30%) is subject to a five-year time-based vesting critera.

KPI – Key Performance Indicator	Weighting	Threshold (Rating = 0%)	Target (Rating = 100%)	Stretch (Rating = 200%)
Maintain our roadmap to reducing our carbon footprint[1]	15%	Maintain Scope 1 and 2 emission reductions achieved since FY17 baseline by FY25 of 3,55% to end FY26	Maintain Scope 1 and 2 emission reductions achieved since FY17 baseline by FY25 of 4,18% to end FY26	Reduce Scope 1 and 2 emission reductions achieved since FY17 baseline by FY25 of 4,9% to end FY26
		Energy Business emission reduction of 3,5% for an equivalent production output of **7,6mtpa**	Energy Business emission reduction of 4% maintained for an equivalent production output of **7,6mtpa**	Energy Business emission reduction of 4,5% maintained for an equivalent production output of **7,6mtpa**
		Chemical Business: Advance the capital project portfolio to achieve agreed level of definition to realise a 20% accumulated reduction	Chemicals Business: Advance the capital project portfolio to achieve agreed level of definition to realise a 25% accumulated reduction	Chemical Business: Advance the capital project portfolio to achieve agreed level of definition to realise a 30% accumulated reduction
Improve our contribution to the circular economy	10%	Increase total recyclable material and quantity of waste activated sludge diverted from incinerators by end FY26:	Increase total recyclable material and quantity of waste activated sludge diverted from incinerators by end FY26:	Increase total recyclable material and quantity of waste activated sludge diverted from incinerators by end FY26.
		a) 90% of biosludge diverted from incinerators and fed to gasification, 10% landfilled offsite	a) 95% of biosludge diverted from incinerators and fed to gasification, 5% landfilled offsite	a) 100% of biosludge diverted from incinerators and fed to gasification, 0% landfilled offsite
		b) Cumulative total of 11 314 tons of recyclables diverted from landfill by end FY26	b) Cumulative total of 47 500 tons of recyclables diverted from landfill by end FY26	b) Cumulative total of 55 000 tons of recyclables diverted from landfill by end FY26
Focus on social responsibility through increased access to the economy for Black-owned women enterprises	5%	Increase total procurement spend by 20%[2] with 100% Black women-owned businesses off 2023 baseline by end FY26	Increase total procurement spend by 25%[2] with 100% Black women-owned businesses off 2023 baseline by end FY26	Increase total procurement spend by 30%[2] with 100% Black women-owned businesses off 2023 baseline by end FY26
Return on Invested Capital (ROIC)	Sasol SA 30%	ROIC (excl AUC) at SA WACC of **15,4%** per annum	ROIC (excl AUC) at SA WACC of 15,4% + 1% = **16,4%** per annum	ROIC (excl AUC) at SA WACC of 15,4% + 2% = **17,4%** per annum
	Offshore businesses 10%	ROIC (excl AUC) at US WACC of **9,1%** per annum	ROIC (excl AUC) at US WACC of 9,1% + 0,5% = **9,6%** per annum	ROIC (excl AUC) at SA WACC of 9,1% + 1% = **10,1%** per annum
Relative TSR vs the peer group	30%	**50th** percentile of the index	**60th** percentile of the index	**75th** percentile of the index

1 Emission reductions. Should FY26 production exceed 7,6mtpa the associated equivalent reduction relating to production will be determined.
2 Measured as a percentage of Total Measurable Procurement Spend (TMPS).

PART IV: REMUNERATION IMPLEMENTATION REPORT continued

FY25 LTI awards

For members of the GEC including Executive Directors and Prescribed Officers, 70% of the LTI awards granted are subject to the achievement of the following CPTs, in addition to time-based vesting of between three and five years. The balance of the award (30%) is subject to a five-year time-based vesting critera.

KPI – Key Performance Indicator	Weighting	Threshold (Rating = 0%)	Target (Rating = 100%)	Stretch (Rating = 200%)
Maintain our roadmap to reducing our carbon footprint whilst increasing our production	25%	Maintain Secunda Operations scope 1 GHG intensity (total GHG CO_2e emissions scope 1 / total production for Secunda) against FY24 scope 1 GHG intensity (0%)	Improve on Secunda Operations FY24 scope 1 GHG intensity (total GHG CO_2e emissions scope 1 / total production for Secunda) by **0,8%** (25%)	Improve on Secunda Operations FY24 scope 1 GHG intensity (total GHG CO_2e emissions scope 1 / total production for Secunda) by **1,7%** (50%)
ROIC Rest of Sasol	10%	ROIC (excl AUC) at SA WACC of **15,4%** per annum (0%)	ROIC (excl AUC) at SA WACC of 15,4% + 1% = **16,4%** per annum (10%)	ROIC (excl AUC) at SA WACC of 15,4% + 2% = **17,4%** per annum (20%)
ROIC (America and Eurasia)	10%	ROIC (excl AUC) at US WACC of **9,1%** per annum (0%)	ROIC (excl AUC) at US WACC of 9,1% + 0,5% = **9,6%** per annum (10%)	ROIC (excl AUC) at US WACC of 9,1% + 1% = **10,1%** per annum (20%)
Net debt (US$) reduction	25%	FY27 Net debt (excluding leases) of **US$3,00bn** (0%)	FY27 Net debt (excluding leases) of **US$2,85bn** (25%)	FY27 Net debt (excluding leases) of **US$2,70bn** (50%)
Relative TSR measured against the peer group	30%	**50th** percentile of the index (15%)	**60th** percentile of the index (30%)	**75th** percentile of the index (60%)


57200
UTLX 957200

PART IV: REMUNERATION IMPLEMENTATION REPORT continued

The individual performance component contributes to the final STI. The STI awards for our executive directors were calculated as follows:



Simon Baloyi | President and Chief Executive Officer

STI Components	Weight	Outcome
Group STI	80%	43%
Individual Performance Factor	20%	22%
Total	100%	65%


Weighting
80%
20%
Outcome
43%
22%
0%
20%
40%
60%
80%
100%
Group
Individual



Walt Bruns | Group Chief Financial Officer

STI Components	Weight	Outcome
Group STI	80%	43%
Individual Performance Factor	20%	21%
Total	100%	64%


Weighting
80%
20%
Outcome
43%
21%
0%
20%
40%
60%
80%
100%
Group
Individual



Vuyo Kahla | Executive Director

STI Components	Weight	Outcome
Group STI	80%	43%
Individual Performance Factor	20%	21%
Total	100%	64%


Weighting
80%
20%
Outcome
43%
21%
0%
20%
40%
60%
80%
100%
Group
Individual



PART IV: REMUNERATION IMPLEMENTATION REPORT continued

Executive Directors

A. Executive Directors' remuneration and benefits

Executive director	S Baloyi[3] 2025 R'000	S Baloyi[3] 2024 President and CEO (from 1/4/2024) R'000	WP Bruns[4] 2025 Appointed 1 Sept 2024 R'000	WP Bruns[4] 2024 R'000	FR Grobler[5] 2025 R'000	FR Grobler[5] 2024 President and CEO until 31/3/2024 R'000	VD Kahla 2025 R'000	VD Kahla 2024 R'000	HA Rossouw[6] 2025 R'000	HA Rossouw[6] 2024 R'000
Salary	**12 514**	2 503	**5 982**	–	**–**	10 615	**8 499**	8 216	**1 336**	7 901
Risk and Retirement funding	**1 276**	385	**788**	–	**–**	–	**382**	388	**151**	894
Vehicle benefit	**300**	75	**–**	–	**–**	–	**–**	–	**–**	–
Healthcare	**160**	36	**147**	–	**–**	117	**147**	132	**–**	–
Taxable fringe benefits	**96**	7	**17**	–	**–**	55	**606**	570	**–**	38
Total salary and benefits	**14 346**	3 006	**6 934**	–	**–**	10 787	**9 634**	9 306	**1 487**	8 833
Annual short-term incentive[1]	**11 213**	1 473	**3 984**	–	**–**	4 882	**4 360**	2 579	**–**	2 804
Long-term incentive gains[2]	**353**	2 675	**387**	–	**–**	5 492	**3 569**	2 794	**–**	–
Total annual remuneration	**25 912**	7 154	**11 305**	–	**–**	21 161	**17 563**	14 679	**1 487**	11 637

Notes

1. Short-term incentives approved based on the Group results for FY25 and payable in the FY26 financial year. Incentives are calculated as a percentage of total guaranteed package/ base salary as at 30 June 2025 x role category % x [(Group STI achievement x 80%) + (Individual Performance Achievement x 20%)] – fatality penalty.
2. Long-term incentives gains for 2025 includes the Restricted LTI awards made on 4 December 2020 and the annual and on-appointment LTI awards made between 6 September 2022 and 10 November 2022. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved where relevant (between 84% and 95%) x June 2025 average share price. The actual vesting date for the awards is between 6 September 2025 and 4 December 2025 subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released in 2026 and the balance in 2028, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.
3. Mr Baloyi was appointed as President and CEO from 1 April 2024. His prior year remuneration was apportioned between his 9 months' service as a Prescribed Officer and 3 months' service as President and CEO.
4. Mr Bruns was appointed as CFO from 1 September 2024. His current remuneration has been apportioned in respect of his 10-month service as an Executive Director.
5. Mr Grobler stepped down from the position of President and CEO on 31 March 2024.
6. Mr Rossouw stepped down as executive director and CFO effective 31 August 2024. All unvested LTIs were forfeited upon his resignation.

B. Unvested LTI holdings (number and intrinsic value) for 2025

	S Baloyi Number	S Baloyi Intrinsic value[1] R'000	HA Rossouw Number	HA Rossouw Intrinsic value[1] R'000	VD Kahla Number	VD Kahla Intrinsic value[1] R'000	WP Bruns Number	WP Bruns Intrinsic value[1] R'000
Balance at beginning of the year	79 004	10 910	76 820	10 609	180 870	24 978	–	–
Awards granted[2]	152 150	22 509	–	–	65 915	9 751	110 950	14 885
Change in value[1]	–	(14 930)	–	(40)	–	(14 939)	–	(9 555)
Effect of corporate performance targets	(1 988)	(196)	–	–	(3 420)	(338)	(392)	(39)
Dividend equivalents	6 543	646	–	–	7 909	781	2 241	221
Awards settled[3]	(18 191)	(1 807)	–	–	(28 498)	(2 687)	(6 027)	(689)
Awards forfeited[4]	–	–	(76 820)	(10 569)	–	–	–	–
Effect of changes in Executive Directors	–	–	–	–	–	–	60 986	8 390
Balance at the end of the year	**217 518**	**17 132**	**–**	**–**	**222 776**	**17 546**	**167 758**	**13 213**

Notes

1. Intrinsic values at the beginning and end of the year have been determined using the closing price of:
   30 June 2025 R78.76.
   30 June 2024 R138.10.
   Change in intrinsic value for the year results from changes in share price.
2. LTIs granted on 26 August 2024 and 15 November 2025 (WP Bruns Only).
3. Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2024 that was settled in the 2025 financial year. The difference between the long-term incentive gains disclosed in 2024 and the amount settled in 2025 is due to difference in actual share price at vesting date and the share price at date of disclosure. 50% of the award that vested in 2025 is still subject to a continued employment period of two years.
4. Mr Rossouw resigned effective 31 August 2024. In terms of the LTI plans rules his awards lapsed on resignation.

PART IV: REMUNERATION IMPLEMENTATION REPORT continued

Executive Directors continued

C. Progress against Minimum Shareholding Requirement (MSR)

Executive Director	Minimum Shareholding Requirement (MSR)	MSR Achievement period (CY)	Beneficial shareholding – number of shares	Beneficial shareholding – 30 June 2025 – R value	Post tax vesting September–December 2025[1,2,3,14]	Beneficial shareholding value (including CY2025 post tax vesting)	% MSR Achieved – end CY2025[13]	Outstanding shares subject to continued employment only until 2029 (excluding accrued dividend equivalents, excluding performance shares): Number of shares to vest in CY2026[4,5,6,7,8]	Number of shares to vest CY2027–2029[9,10,11,12]	Total number of vested shares subject only to continued employment	Pre-tax value of vested shares subject only to continued employment (up to CY2029)[14]
S Baloyi[10]	R25 200 000	2029	20 284	R2 966 222	R507 942	R3 474 163	14%	4 471	70 882	75 353	R6 582 064
WP Bruns	R11 620 000	2029	7 816	R1 507 148	R456 053	R1 963 200	17%	16 897	53 456	70 353	R6 145 308
VD Kahla	R5 098 706	2025	18 489	R5 138 514	R2 062 162	R7 200 676	142%	19 998	49 139	69 137	R6 039 092

Average JSE June price R87.35.
Average ADR June price $4.83.

Notes

1 Includes the 1st tranche of the award made in September and November 2022. The CPT applied to this award is 83,93%.
2 Includes the restricted award made in December 2020. This award is only subject to a 5 year time based vesting period.
3 Includes the 2nd tranche of the award made in November and December 2020 when the annual September 2020 award was delayed due to the precautionary trading period at the time.
4 Includes the restricted award made in September 2021. This award is only subject to a 5 year time based vesting period.
5 Includes the 2nd tranche of the award made in September 2021. The CPT applied to this award is 83,64%.
6 Includes Mr Bruns' SVP retention award made in August 2023.
7 Includes the portion of the 1st tranche of the SVP award not subject to CPTs made in September 2023 to Mr Bruns.
8 Includes Mr Bruns' SVP retention award made in August 2023 which is subject to a 3 year time based vesting period.
9 Includes the restricted awards made in November 2022, August 2023 and August 2024. These awards are subject to 5 year time based vesting periods.
10 Includes the 2nd tranche of the award made in September and November 2022. The CPT applied to this award is 83,93%.
11 Includes the 2nd tranche and restricted portion of the EVP on-appointment award made to Mr Baloyi in May 2022.
12 Includes the restricted portion of the SVP on-appointment award made to Mr Bruns in November 2024.
13 The remuneration committee increased the baseline effective 1 July 2025. Once the MSR has been achieved, the executive will be allowed to sell vested shares held in excess of the MSR.
14 Average June 2025 share price of R87.35 (JSE) and $4.83 (NYSE).



PART IV: REMUNERATION IMPLEMENTATION REPORT continued

Prescribed Officers

A. Prescribed Officers' remuneration and benefits

	S Baloyi[3]		V Bester[7]		AGM Gerber[8]		BV Griffith[9]		C Herrmann[10]		BP Mabelane[11]	
Prescribed officers	**2025 R'000**	2024 R'000	**2025 R'000**	2024 R'000	**2025 R'000**	2024 R'000	**2025 R'000**	2024 R'000	**2025 R'000**	2024 R'000	**2025 R'000**	2024 R'000
Salary	–	4 352	**6 044**	1 386	**9 375**	1 943	–	9 594	**7 969**	1 845	–	6 153
Risk and Retirement funding	–	857	**920**	211	**873**	51	–	2 012	**595**	142	–	290
Vehicle benefit	–	225	–	–	**308**	75	–	–	**252**	–	–	–
Healthcare	–	106	**121**	28	**104**	21	–	311	**224**	25	–	47
Taxable fringe benefits[14]	–	20	**100**	1 001	**217**	113	–	469	**2 634**	648	–	22 625
Total salary and benefits	–	5 560	**7 185**	2 626	**10 877**	2 203	–	12 386	**11 674**	2 660	–	29 115
Annual short-term incentive[1]	–	4 418	**3 549**	479	**4 867**	–	–	2 730	**3 894**	577	–	–
Long-term incentive gains[2]	–	–	**119**	1 086	–	–	–	2 935	**637**	2 062	–	–
Total annual remuneration	–	9 978	**10 853**	4 191	**15 744**	2 203	–	18 051	**16 205**	5 299	–	29 115

	CK Mokoena		SD Pillay[12]		CF Rademan[13]		H Wennhold	
Prescribed officers	**2025 R'000**	2024 R'000	**2025 R'000**	2024 R'000	**2025 R'000**	2024 R'000	**2025 R'000**	2024 R'000
Salary	**6 915**	6 655	**5 039**	1 192	–	2 314	**6 288**	3 548
Risk and Retirement funding	**327**	363	**795**	192	–	–	**824**	1 039
Vehicle benefit	–	–	**150**	38	–	–	–	71
Healthcare	**174**	157	**121**	28	–	–	**121**	75
Taxable fringe benefits[14]	**72**	21	**11**	–	–	249	**34**	28
Total salary and benefits	**7 488**	7 196	**6 116**	1 450	–	2 563	**7 267**	4 761
Annual short-term incentive[1]	**3 637**	2 119	**3 072**	422	–	1 624	**3 439**	1 378
Long-term incentive gains[2]	**2 931**	2 295	**947**	778	–	–	**671**	3 791
Total annual remuneration	**14 056**	11 610	**10 135**	2 650	–	4 187	**11 377**	9 930

Notes

7 Mr Bester was appointed as EVP: Energy Operations and Projects from 1 April 2024. His prior year earnings include a last tranche of R1 million offered as a buy-out on his appointment and paid in May 2024, as part of a staggered buy-out agreement to partially compensate for variable pay forfeited upon resignation with his previous employer.

8 Ms Gerber was appointed on 15 April 2024 as EVP: International Chemicals on a German employment contract, payable in Euros. Other Benefits in the prior year include accommodation costs for a three month period, per her contract of employment.

9 Mr Griffith stepped down as EVP Chemicals business on 14 April 2024.

10 Mr Herrmann was appointed as EVP: Marketing and Sales Energy and Chemicals Southern Africa from 1 April 2024 on a German employment contract, expatriated to South Africa. His salary continues to be paid in Euros. Other Benefits in the current year include accommodation and transportation offered under the Expatriation policy.

11 Ms Mabelane resigned from Sasol on 31 March 2024.

12 Dr Pillay was appointed as EVP: Business Building, Strategy and Technology from 1 April 2024.

13 Mr Rademan's contract employment as EVP: Sasol Mining ended on 31 October 2023.

14 Taxable Fringe Benefits include optional security services and private chauffer trips on which fringe benefit tax is levied.

PART IV: REMUNERATION IMPLEMENTATION REPORT continued

Prescribed Officers continued

B. Unvested LTI holdings (number and intrinsic value) for 2025

	CK Mokoena		V Bester		AGM Gerber		C Herrmann		SD Pillay		H Wenhold	
	Number	Intrinsic value[1] R'000	Number	Intrinsic value[1] R'000	Number	Intrinsic value[1] $'000	Number	Intrinsic value[1] $'000	Number	Intrinsic value[1] R'000	Number	Intrinsic value[1] R'000
Balance at the beginning of the year	127 621	17 624	20 927	2 890	–	–	58 840	597	20 178	2 787	105 070	14 510
Awards granted[2]	54 144	8 010	60 437	8 941	85 378	709	70 611	587	53 927	7 978	39 608	5 860
Change in value[1]	–	(11 369)	–	(5 343)	–	(332)	–	(597)	–	(4 728)	–	(8 498)
Effect of corporate performance targets	(2 810)	(277)	(351)	(35)	–	–	(696)	(5)	(208)	(21)	(706)	(70)
Dividend equivalents	6 282	620	2 864	283	–	–	3 007	23	1 440	142	9 366	925
Awards settled[3]	(22 268)	(1 773)	(6 262)	(623)	–	–	(9 741)	(66)	(6 306)	(721)	(30 240)	(3 032)
Awards forfeited	–	–	–	–	–	–	–	–	–	–	–	–
Effect of changes in Prescribed Officers	–	–	–	–	–	–	–	–	–	–	–	–
Balance at the end of the year[4]	**162 969**	**12 835**	**77 615**	**6 113**	**85 378**	**377**	**122 021**	**539**	**69 031**	**5 437**	**123 098**	**9 695**

1 Intrinsic values at the beginning and end of the year have been determined using the closing price of:
30 June 2024 R78.76 ($4.42).
30 June 2024 R138.10 ($10.14).
Change in intrinsic value for the year results from changes in share price.
2 LTIs granted on 26 August 2024. On appointment awards for Dr Pillay and Ms Gerber was combined with the annual award as they could not be made in May 2024, due to them being placed in a precautionary closed period.
3 Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2024 that was settled in the 2025 financial year. The difference between the long-term incentive gains disclosed in 2024 and the amount settled in 2025 is due to difference in actual share price at vesting date and the share price at date of disclosure.



PART IV: REMUNERATION IMPLEMENTATION REPORT continued

C. Progress against Minimum Shareholding Requirement (MSR)

								Outstanding shares subject to continued employment only until 2029 (excluding accrued dividend equivalents, excluding performance shares)			
	Minimum Shareholding Requirement (MSR)	MSR Achievement period (CY)	Shares	Beneficial shareholding – 30 June 2025	Post tax vesting September–December 2025[1, 2,3,14]	Beneficial shareholding value (including CY2025 post tax vesting)	% MSR Achieved – end CY2025[13]	Number of shares to vest in CY2026[4,5,6,7]	Number of shares to vest CY2027–2029[8,9,10,11,12]	Total number of vested shares subject only to continued employment	Pre-tax value of vested shares subject only to continued employment (up to CY2029)[14]
V Bester	R4 550 000	2030	3 225	R257 839	R304 936	–	7%	4 099	26 609	30 708	R2 682 319
A Gerber	$531 200	2030	–	$–	$–	–	–%	–	25 613	25 613	$123 711
C Herrmann	$430 800	2030	4 773	$32 075	$77 577	$522 527	18%	13 518	45 745	59 263	$286 242
CK Mokoena	R4 188 219	2026	16 221	R4 187 602	R5 881 449	$39 316	140%	16 427	40 363	56 790	R4 960 630
SD Pillay	R4 060 000	2030	3 635	R317 517	R498 392	R673 269	12%	3 762	16 704	20 466	R1 787 670
H Wenhold	R4 970 000	2029	23 331	R3 036 867	R3 874 528	R2 637 461	78%	12 843	36 846	49 689	R4 340 336

Notes

1 Includes the 1st tranche of the award made in September and November 2022. The CPT applied to this award is 83,93%.
2 Includes the restricted award made in December 2020. This award is only subject to a 5 year time based vesting period.
3 Includes the 2nd tranche of the award made in November and December 2020 when the annual September 2020 award was delayed due to the precautionary trading period at the time.
4 Includes the restricted and on-appointment awards made in September 2021. This award is only subject to a 5 year time based vesting period.
5 Includes the 2nd tranche of the award made in September 2021. The CPT applied to this award is 83,64%.
6 Includes the 1st tranche of the portion of Mr Pillay's SVP on appointment award not subject to CPTs made in May 2023.
7 Includes the 1st tranche of the SVP award not subject to CPTs made in September 2023 to Messrs Wenhold, Bester and Pillay.
8 Includes the restricted awards made in November 2022, August 2023 and August 2024. These awards are subject to 5 year time based vesting periods.
9 Includes the 2nd tranche of the award made in September and November 2022. The CPT applied to this award is 83,93%.
10 Includes Mr Herrmann's retention award made in August 2024.
11 Includes the 2nd tranche of the portion of Mr Pillay's SVP on appointment award not subject to CPTs made in May 2023.
12 Includes the restricted portion of the EVP on-appointment awards made to Ms Gerber and Messrs Bester, Herrmann and Pillay made in August 2024.
13 The remuneration committee increased the baseline effective 1 July 2025. Once the MSR has been achieved, the executive will be allowed to sell vested shares held in excess of the MSR.
14 Average June 2025 share price of R87.35 (JSE) and $4.83 (NYSE).



PART IV: REMUNERATION IMPLEMENTATION REPORT continued

Beneficial shareholding

D. Sasol Limited Directors' interests in securities (Beneficial shareholding) as at 30 June 2025

Beneficial shareholdings	2025	2024
Executive directors		
S Baloyi	**20 284**	7 430
FR Grobler[1]		68 930
WP Bruns[2]	**7 816**	
VD Kahla	**18 489**	18 489
Non-Executive directors		
MBN Dube	**1 024**	24
NNA Matyumza[4]	**6**	6
S Subramoney	**2 548**	2 548
T Cumming[3]	**1 950**	

Notes
[1] Retired with effect 31 December 2024.
[2] Appointed with effect 1 September 2024.
[3] Resigned with effect 6 June 2025.
[4] Retired with effect 8 September 2024.

E. Prescribed Officers interests in securities (Beneficial shareholding) as at 30 June 2025

Beneficial shareholdings	2025 Securities	2025 ADR	2024 Securities	2024 ADR
Prescribed officers				
BV Griffith[1]			31 135	
BP Mabelane[2]			19 602	
CK Mokoena	**16 221**		16 221	
SD Pillay	**3 635**		3 635	
CF Rademan[3]			1	
H Wenhold	**24 634**		9 147	
V Bester[4]	**3 223**			
C Herrmann[5]		**4 775**		

Notes
[1] Retired 15 with effect April 2024.
[2] Resigned with effect 29 February 2024.
[3] Retired with effect 31 October 2024.
[4] Appointed with effect 1 April 2024.
[5] Appointed with effect 1 April 2024.



PART IV: REMUNERATION IMPLEMENTATION REPORT continued

Forward looking: Building Credibility Through Performance – FY26

Sasol's sustainable future depends on resilience, disciplined safe execution, innovation and a steadfast focus on what we can control. At the heart of this journey is our commitment to rebuilding credibility through predictable performance. To support CMD commitments, we have aligned our incentive structures with the strategic priorities and long-term value drivers. These refinements to our incentive plan KPIs, approved by the Committee in August 2025, are designed to reinforce accountability, reward delivery against clearly defined ESG and financial targets, and ensure that leadership is incentivised to drive sustainable value creation over the long term.


2025 CMD Commitments
Strengthen Foundation
FY26 SHORT-TERM INCENTIVE KPIs
FY26 LONG-TERM INCENTIVE KPIs
CFC Optimisation
Improved Energy Efficiency
Secunda Production Volumes
Free Cash Flow (after second order capex and before dividends) / Turnover ratio
Process and Occupational Safety
US$50/bbl Oil Breakeven[1] (FY28)
Renewable Energy (New business)
Reduce Net Debt[2] to <US$3bn
Southern Africa Breakeven Oil Price in US$
Scope 1 and 2 GHG Intensity at Secunda Operations
Sustained reduction in net debt (US$)[2]
Grow and Transform Portfolio
1 For Southern Africa.
2 Excluding leases.
Strategic alignment ensuring that performance outcomes align with realised sustainable shareholder value

PART IV: REMUNERATION IMPLEMENTATION REPORT continued

Shareholder Alignment

FY26 Incentive KPIs

Short-term Incentive KPIs

The FY26 short-term incentive (STI) scorecard has been approved to reflect a strong emphasis on profitability through value over volume.

We have retained most of the metrics included in the FY25 scorecard.

	KPI – Key Performance Indicator FY26	Weighting (FY26)	Unit of Measure
ESG (People) (20%)	Occupational Safety	10%	Occupational Safety: Number of Hospitalisations
	Process Safety	10%	Process safety: The number of all major and significant FERs
ESG (Climate) (10%)	Energy Efficiency	10%	% Energy Efficiency improvement from the FY25 baseline
Group Financials (70%)	Gross Margin	15%	FY26 Gross Margin
	Synfuels Operations Production Volume	5%	Secunda Production Volumes
	Free cash flow generation	35%	FY26 Free cash flow (after second order capex and before dividends paid) to Turnover ratio

Long-Term Incentive KPIs

To sharpen the focus on business-specific value creation and reinforce accountability for delivering on Capital Markets Day commitments, the FY26 Long-Term Incentive (LTI) KPI framework has been enhanced. The ROIC metric has been replaced with two more targeted performance indicators:

- Breakeven Oil Price for Southern Africa operations.

These changes ensure a more direct link between incentive outcomes and the operational levers that drive long-term shareholder value.

Additionally, to further strengthen alignment with corporate performance, 100% of the GEC LTI award is now subject to the achievement of Corporate Performance Targets, up from 70% previously and a three year time-based vesting criteria.

	FY26 KPI – Key Performance Indicator	Weighting (FY26)	Unit of measure by FY28
ESG (25%)	Scope 1 and 2 GHG Intensity at Secunda Operations	25%	Improve on Scope 1 and 2 GHG intensity for Secunda Operations by 1%
Group Financials (75%)	Southern Africa Breakeven Oil Price	20%	SA Breakeven Oil Price of US$50/bbl
	Net debt (US$)	15%	Net debt of US$2,85bn (excluding leases, dividends and second order capital but including first order capital (nominal terms) of maintain and selective growth capital)
	Relative TSR measured against the peer group	30%	60th percentile of the peer group

PART IV: REMUNERATION IMPLEMENTATION REPORT continued

Pay gap disclosures

Across the globe, there is growing momentum behind pay gap transparency, driven by the perspective that such disclosures are essential to building a more equitable and inclusive society.

In South Africa, the legacy of historical inequalities continues to shape economic outcomes. Transparent pay gap reporting is a critical tool in identifying and addressing any disparities and ensuring sustained focus on pay equity.

In our FY24 report, we disclosed pay gap data aligned with our interpretation of the proposed requirements under the Companies Amendment Act, 2024. This year, we continue to build on that foundation, enhancing our disclosures to provide a more comprehensive and meaningful view of remuneration across the Group.

To ensure consistency and comparability, we report both actual remuneration and target remuneration. This dual approach allows us to account for macroeconomic factors that influence short- and long-term incentive outcomes, offering a more stable basis for year-on-year analysis.

The Committee plays a central role in this process, where they monitor and recommend actions to close pay gaps and foster a culture of fairness and inclusion. In addition, the Committee also considers horizontal pay gaps and within the South African population, race and gender pay gaps.

Our Pay Gap Disclosure Includes two data sets:

Section A: Actual earnings, in line with the current draft of Section 30B of the Companies Amendment Act, 2024 (not yet enacted).

Section B: Total target remuneration, as per our internal policy, which smooths out fluctuations in variable pay and supports more consistent year-on-year comparisons.

Category	Metric
Remuneration Levels	– Total remuneration of the lowest paid employee – Total remuneration of the highest paid employee
Central Tendencies	– Average total remuneration – Median total remuneration
Pay Equity Indicator	– Ratio of total remuneration of top 5% earners vs bottom 5% earners


REMUNERATION LEVELS
Lowest paid
Highest paid
CENTRAL TENDENCIES
Average
Median
PAY EQUITY INDICATOR
Transparency and fairness in pay practices

We also include target variable pay awards – the amounts that would be paid if all performance targets for short- and long-term incentives were fully met. This means that potentially the highest earner data may differ from the Executive Director and Prescribed Officer (ED/PO) tables, as this reflects actual payments processed rather than accrued or approved amounts.

Section A: Pay information and pay gap data using actual payroll data as processed in the periods 1 July 2023 – 30 June 2024 and 1 July 2024 – 30 June 2025.

Data analysis includes all permanent and non-permanent employees but excludes learners who are in training and receive a stipend. The short-term incentives and long-term incentives processed through the payroll during FY24 and FY25, are included.

In addition:

- Payments for employees who only worked a portion of the year, are not annualised which means that where an employee was only employed for one month, we only disclose the one month's earnings;
- Employer contributions to employee benefit funds as well as leave encashments at service termination, all allowances and overtime are included; and
- Benefits in kind which include transportation, uniforms, meals on site etc., are excluded.

The data is based on a headcount of 26 279 in FY24 and 25 360 in FY25.

A. Actual earnings and allowances + actual STI + LTI gains

Highest and lowest actual earnings


Median
R736 226
R761 798
Average
R910 291
R923 102
Highest actual earnings
R42 404 442
R24 369 456
Lowest actual earnings
R11 560
R20 270
FY24
FY25

The year-on-year differences in the highest earnings are caused by variable pay awards at senior leadership. The year-on-year differences in the lowest earnings relates to employees only being employed for a portion of the year as well as a difference in their allowances. The change in median and average earnings relates to a change in headcount at different levels in the organisation.

Ratio of Top 5% vs. Bottom 5%

	FY24		FY25	
	Bottom 5%	Top 5%	Bottom 5%	Top 5%
Sample Size	1 313	1 313	1 268	1 268
Average	R200 385	R3 326 004	R201 565	R3 044 955
Ratio	16.60		15.11	

Year on year the gap has closed which is indicative of the lower than inflation increases at management level and above inflation increases at bargaining unit level.

PART IV: REMUNERATION IMPLEMENTATION REPORT continued

Section B: Pay information and pay gap data using actual payroll data fixed, and contingency pay, and target incentive amounts; for the periods 1 July 2023 – 30 June 2024 and 1 July 2024 – 30 June 2025.

The difference in the data included in this section, is as a result of the following principles differently applied than in Section A:

- Variable pay amounts are set at the target levels for different role categories and not the actual amounts processed; this approach eliminates substantial year-on-year changes in variable pay amounts which improves, in our view, tracking of the pay gaps;
- The earnings data for non-permanent employees are excluded; and
- The earnings for employees who worked for less than one year, are annualised.

This data set is based on a headcount of 25 758 in FY24 and 24 941 in FY25.

B. Actual earnings and allowances + target STI + target LTI

Highest and lowest actual earnings



Median
R804 558
R843 778
Average
R1 007 164
R1 056 268
Highest actual earnings
R53 088 238
R56 446 406
Lowest actual earnings
R172 383
R165 176
FY24
FY25

Ratio of Top 5% vs. Bottom 5%

	FY24		FY25	
	Bottom 5%	Top 5%	Bottom 5%	Top 5%
Sample Size	1 287	1 287	1 247	1 247
Average	R350 647	R3 756 555	R375 215	R3 901 037
Ratio	10.71		10.40	

Year on year the gap has closed due to refinements in the pay mix design and the lower than inflation increases at management level and above inflation increases at bargaining unit level.



PART IV: REMUNERATION IMPLEMENTATION REPORT continued

NED fees

Aligned with clause 24 of the Company's MOI, with effect from 1 January 2024 until the earlier of the resolution passed by the shareholders at the AGM held on 19 January 2024 being replaced, the fees payable to non-Executive Directors of the Company for their services as Directors of the Company, is as listed in the table below:

	January 2024 – December 2025[1,2,3]	
	NEDs permanently residing outside of Europe/UK/ North-America (US$)	NEDs permanently residing in Europe/UK/ North-America (US$)
Chairman of the Sasol Limited Board (all inclusive)	307 000	371 700
Non-Executive Director	107 700	129 300
Lead Independent Director (additional to directors' fee)	46 000	55 200
Audit Committee Chairman	31 400	36 600
Audit Committee member	20 900	25 100
Other Committee Chairman[4]	20 900	25 100
Other Committee member[4]	12 500	15 200

Notes:

1. Fees are exclusive of value-added tax (VAT) which is added for directors who are registered for VAT.
2. Paid in US dollar or home country currency as appropriate.
3. Exchange rate for conversion from US dollar to ZAR will be fixed for a period of 12 months to prevent exchange rate fluctuations in the actual fees paid for the ensuing 12-month period.
4. Also applies to any ad hoc Committee constituted by the Board from time to time.

Non-Executive Directors' fees

Non-Executive directors	Board Meeting Fees[2] R'000	Lead Independent Director Fees[2] R'000	Committee Fees[2] R'000	Ad Hoc or special purpose Board Committee[2] R'000	Total 2025[1] R'000	Total 2024[1] R'000
SA Nkosi[3]	–	–	–	–	**–**	1 936
MBN Dube (Chairman)[4]	6 671	–	–	–	**6 671**	4 268
S Westwell[5]	–	–	–	–	**–**	5 612
M Flöel (Lead Independent Director)[6]	2 221	744	1 269	–	**4 234**	3 543
KC Harper[7]	2 203	–	883	–	**3 086**	3 109
DGP Eyton[8]	1 935	–	1 154	–	**3 089**	–
MJ Cuambe[9]	1 933	–	673	–	**2 606**	2 685
A Schierenbeck[10]	–	–	–	–	**–**	975
GMB Kennealy	1 957	–	1 025	–	**2 982**	2 723
S Subramoney	1 957	–	607	–	**2 564**	2 338
TJ Cumming[11]	1 957	–	960	–	**2 917**	217
NNA Matyumza[12]	321	–	100	–	**421**	2 338
MEK Nkeli[13]	321	–	137	–	**458**	2 547
Total	21 476	744	6 808	–	**29 028**	32 291

Notes

1. Fees exclude VAT.
2. Board and Committee fees are based in USD, thus impacted by the USD/ZAR foreign exchange rates as determined from time to time. For non-Executive Directors permanently residing outside of the UK, Europe and North America, effective 1 January 2024, the exchange rate from US$ to the currency paid in, was fixed for the following 12 month period using the average exchange rate from July 2022 to October 2023. Effective 1 January 2025, the exchange rate was fixed for the period using the average exchange rate from July 2023 to December 2024. A cost-of-living factor is also applied to the fees for these directors.
3. Mr Nkosi resigned from the Board, effective 10 November 2023.
4. Ms Dube was appointed as Chairman of the Sasol Limited Board, effective 13 September 2024.
5. Mr Westwell retired from the Board effective 1 June 2024.
6. Dr Flöel was appointed as Lead Independent Director effective 13 September 2024.
7. Ms Harper was appointed as member of Remuneration Committee effective 14 September 2024. Ms Harper was a member of the Capital Investment Committee until 30 April 2025 and received a pro rata portion of the Committee fee in Q4 FY25.
8. Mr Eyton was appointed as a Sasol Limited NED and member of the Capital Investment and Safety, Social and Ethics Committees, effective 1 September 2024 and received a pro rata portion of the Board and Committee fees in Q1 FY25. Mr Eyton was appointed as the Chairman of the Safety, Social and Ethics Committee and member of the Audit Committee, effective 14 September 2024.
9. Mr Cuambe was a member of the Capital Investment Committee until 30 April 2025 and was appointed as a member of the Nomination Governance Committee effective 1 May 2025. Mr Cuambe was appointed as the Chairman of the Capital Investment Committee, effective 6 June 2025. The Q4 FY25 payment was pro rated accordingly for these Committee memberships.
10. Mr Schierenbeck resigned from the Board effective 31 October 2023.
11. Mr Cumming was appointed as the Chairman of the Remuneration Committee and member of the Nomination Governance Committee, effective 1 September 2024. A pro rata portion of the Remuneration Committee member, Remuneration Committee Chair and Nomination Governance Committee fees were paid in Q1 FY25. Mr Cumming was a member of the Capital Investment Committee until 30 April 2025 and received a pro rata portion of the Committee fee in Q4 FY25. Mr Cumming resigned from the Sasol Limited Board on 6 June 2025.
12. Ms Matyumza retired from the Board effective 8 September 2024. A pro rata portion of the Board and Committee fees were paid in Q1 FY25.
13. Ms Nkeli retired from the Board effective 31 August 2024. A pro rata portion of the of Board and Committee fees were paid in Q1 FY25.